TAHOE TO ANNOUNCE Q4 2017 AND YEAR-END 2017 RESULTS ON FEBRUARY 22, 2018

VANCOUVER, British Columbia – January 3, 2018 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) plans to release its Q4 2017 and full-year 2017 financial and operating results on Thursday, February 22, 2018 after the market close. On Friday, February 23, 2018 at 10:00am ET, Tahoe will hold a conference call and audio webcast to discuss the results.

Q4 2017 & Year-End 2017 Results Conference Call and Webcast:

Date:	Friday, February 23, 2018

Time:	10:00 am ET (7:00 am PT)

Dial-in numbers:	1-800-319-4610 (toll free in Canada and the U.S.) +1-604-638-5340 (international participants)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President
Investor Relations
investors@tahoeresources.com
Tel: +1 775-448-5812